Exhibit 99.9


NEWS FROM...

UNITED MERCHANTS AND MANUFACTURERS, INC.

1650 Palisade Avenue       Teaneck, NJ 07666        201-837-1700




For Immediate Release                               July 5, 1994


United Merchants and Manufacturers, Inc. (the "Company") reported that, in accordance with its previously announced agreements entered into in November 1993 with its principal secured lender, it had succeeded in reducing its indebtedness to the lender to the targeted amount as of June 30, 1994. In accordance with the agreements, the lender has accepted, in full satisfaction of the balance (approximately $63.4 million) of the Company's indebtedness to the lender, a long-term subordinated income note in the principal amount of $30 million as detailed in the agreement. The satisfaction of this indebtedness by the Company will result in an extraordinary, non-cash gain from retirement of debt in excess of $30 million, which will be included in the Company's statement of operations for its fiscal year ended June 30, 1994.

The Company reduced its indebtedness to the targeted amount through the previously announced sales of two of the Company's operating divisions, sales of certain other assets, and a borrowing of approximately $29 million, directly and through a subsidiary, from another lender under a senior loan and collateral agreement. The borrowing from the new lender is secured by substantially all of the Company's assets.

United Merchants and Manufacturers, Inc. is a diversified company engaged principally in the manufacture and distribution of textiles and related products and the design, manufacture and distribution of accessories. The Company operates 54 discount outlet stores that sell the Company's and other manufacturers products.


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